FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated May 9, 2005 (“BlackBerry Subscribers Surge to Over Three Million")	Page No 2

Document 1

May 9, 2005

FOR IMMEDIATE RELEASE

BlackBerry Subscribers Surge to Over Three Million

One Million Subscribers Added In Less Than Six Months

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced that more than three million subscribers are now using the award-winning BlackBerry® wireless platform, with one million subscribers added in less than six months. This milestone demonstrates the rapidly growing popularity of BlackBerry and follows another six months of intense activity with RIM and its partners, including various new product introductions and many initiatives with new and existing carriers, licensees, ISV’s and other partners around the world. With more than three million active BlackBerry subscribers worldwide, BlackBerry continues to lead the industry.

“It’s an exciting time as BlackBerry continues to enjoy enormous success and rapid growth around the world,” said Jim Balsillie, Chairman and Co-CEO, Research In Motion. “With over 50,000 retail points of presence, accelerated geographic expansion and the anticipated addition of 100 new carriers in 2005, we are scaling our operations for the five million and 10 million subscriber milestones.” BlackBerry subscribers reached the one million mark in February 2004 and doubled in less than ten months, reaching two million subscribers in November 2004. The surge to three million subscribers demonstrates the continuing momentum and expanding market opportunity for RIM and its partners. For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM® Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data.  For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device. This milestone is consistent with RIM’s previous guidance for Q1 subscriber additions of 560,000-590,000 that RIM provided in its press release dated April 5, 2005. RIM’s first quarter for fiscal year 2006 ends May 28, 2005 and results will be reported June 29, 2005.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 9, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller